UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ASAP SHOW, INC.
                                 ---------------
                 (Name of Small Business Issuer in its charter)

NEVADA                                                    20-2934409
--------------------------------------------------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

4349 BALDWIN AVE., UNIT A,                EL MONTE, CA                  91731
--------------------------------------------------------------------------------
(Address of principal executive offices)                              (Zip Code)

Issuer's telephone number(626) 636-2530
                         --------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                      Name of each exchange on which
         To be so registered                      each class is to be registered

                NONE                                           NONE
----------------------------------                ------------------------------

Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                                (Title of class)

                                 ASAP SHOW, INC.

                                TABLE OF CONTENTS

PART I                                                                      PAGE
        Item 1 Description of Business....................................... 3
        Item 2 Management's Discussion and Analysis or Plan of Operation.....11
        Item 3 Description of Property.......................................15
        Item 4 Security Ownership of Certain Beneficial Owners and
               Management....................................................15
        Item 5 Directors and Executive Officers, Promoters and Control
               Persons.......................................................16
        Item 6 Executive Compensation........................................17
        Item 7 Certain Relationships and Related Transactions................18
        Item 8 Description of Securities.....................................18

PART II

        Item 1 Market Price of and Dividends on the Registrant's Common
               Equity and Related Stockholder Matters........................19
        Item 2 Legal Proceedings.............................................19
        Item 3 Changes in and Disagreements with Accountants.................19
        Item 4 Recent Sales of Unregistered Securities.......................19
        Item 5 Indemnification of Directors and Officers.....................19

PART FS

               Balance Sheet as of May 31, 2005..............................23
               Statements of Operations......................................24
               Statements of Shareholders' Deficit...........................25
               Statements of Cash Flows......................................26
               Notes to Financial Statements.................................27

PART III

        Item 1 Index to Exhibits.............................................42
        Item 2 Description of Exhibits.......................................42

SIGNATURES...................................................................42

PART I

Forward-Looking Statements
--------------------------

Except for the historical  information  presented in this document,  the matters discussed in this Form 10-SB, and specifically in the sections entitled "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Plan of Operations," or otherwise incorporated by reference into this document contain "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements can be identified by the use of forward-looking terminology such as "believes," "plans," "expects," "may," "will," "should," or "anticipates" or the negative thereof or any other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by the Company, as defined below. These forward-looking statements involve risks and uncertainties, including those statements incorporated by reference into this Form 10-SB. The actual results that the Company achieves may differ materially from any forward-looking projections due to such risks and uncertainties. The following are some of the factors that could cause actual results to differ materially from those reflected in any forward looking statement made by or on behalf of the Company:
Domestic and foreign government regulations, an early-stage company with a limited operating history, unproved profit potential of the business model, intense competition from many entities, dependent on many foreign alliances, market acceptance of the services provided, maintain relationships with key apparel retailers / buyers, and the ability to create more such relationships and regulatory factors beyond the Company's control. These forward-looking statements are based on current expectations, and the Company assumes no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by the Company in this Form 10-SB.

ITEM 1 - DESCRIPTION OF BUSINESS AND BACKGROUND

ASAP Show, Inc. ("ASAP" or the "Company") is a spin off from Cyber Merchants Exchange, Inc. ("C-ME"). ASAP was incorporated in December 2004 under the laws of the State of Nevada. All of the assets and liabilities of C-ME have been transferred to the Company effective May 31, 2005 (the "Transfer"). The Company will operate the business previously operated by C-ME; a trade-show organizer and a business-to-business international stock lot trading and logistics company that is initially targeting the apparel industry. The officers and directors of ASAP are the same as the officers and directors of C-ME.

REORGANIZATION

The shareholders of Cyber Merchants Exchange, Inc. ("C-ME") have approved a reorganization of the Company (the "Reorganization"), summarized as follows:

1. C-ME entered into an amended and restated Securities Purchase Agreement ("SPA") with KI Equity Partners II, LLC ("KI Equity") effective as of August 25, 2005;

2. C-ME issued a stock bonus to certain directors and employees of 1,027,327 shares of C-ME's common stock, effective May 31, 2005 (the "Stock Bonus");

3. C-ME transferred all of its assets and liabilities to the Company effective May 31, 2005 pursuant to a Transfer and Assumption Agreement ("Transfer Agreement");

4. On August 25, 2005 C-ME distributed 8,626,480 shares of common stock of ASAP, representing all of the outstanding shares of ASAP, to C-ME's shareholders of record on August 18, 2005 on a pro rata basis (the "Distribution"); and

5. C-ME issued 7,104,160 shares of common stock to KI Equity for $415,000 (the "Investment"), which will be used to satisfy any unpaid liabilities that were assumed by the Company as part of the Transfer. The closing of the Investment occurred on September 30, 2005.

The details of the transaction summarized above are as follows:

Securities Purchase Agreement
-----------------------------

On November 19, 2004 C-ME entered into the SPA with Keating Reverse Merger Fund, LLC ("KRM Fund") and Frank Yuan, the current Chairman of the Board and Chief Executive Officer of C-ME ("Yuan") providing for the investment by KRM Fund of $425,000 in C-ME in exchange for 7,000,000 shares of C-ME's common stock. The SPA was amended and restated effective August 25, 2005 to, among other things, change the Investment to $415,000, change the number of shares to be purchased to 7,104,160, and substitute KI Equity for KRM Fund. The Investment by KI Equity will be used satisfy certain liabilities assumed by the Company with any remaining funds being used to provide the Company with working capital to grow its trade show business. The Reorganization will allow the shareholders of C-ME to participate in the growth of the trade show business through the spin-off of the Company, which owns and operates the trade show business (see below). Following the Reorganization and spin off of the Company, C-ME will be majority owned by KI Equity and will seek a business combination with an operating company.

Stock Bonus
-----------

C-ME issued 1,027,327 shares to certain key employees and directors effective May 31, 2005. The Stock Bonus was not subject to shareholder approval. The individuals receiving the Stock Bonus previously had stock options in C-ME, which were cancelled as part of the Stock Bonus and Reorganization. In addition, C-ME terminated all of its stock option plans, and all outstanding stock options were cancelled or assumed by Yuan. In addition, the employees have not received any significant pay increases in recent years. Directors of C-ME have never been paid fees for services on the Board. The intent of the issuance of the Stock Bonus was to partially compensate these individuals for their significant contributions to C-ME since employees did not receive any significant pay increases in recent years and outside directors were never paid for services on the Board.

Transfer
--------

Since the Transfer effective May 31, 2005, ASAP has been and will continue to focus on operating the trade show business previously operated by C-ME. The Investment contemplated as part of the Reorganization will be used to pay the liabilities of C-ME that were assumed by ASAP under the Transfer Agreement. ASAP will continue to operate its trade show twice a year in Las Vegas, arrange three or more Buying Trips, and manage Material World Global Pavilion in Miami and New York. As part of the Transfer Agreement, ASAP has assumed an $800,000 revolving line of credit from Frank Yuan and his wife (the "Yuan Line of Credit"). Frank Yuan and his wife consented to the assumption of the Yuan Line of Credit and released C-ME from any and all liabilities there under. The Yuan Line of Credit has an outstanding balance as of August 31, 2005 of $554,179, including accrued interest of $9,179; bears interest at 8% per annum, and expires in September 2006. With the payment of liabilities from the Investment, the expected cash flow generated from the trade shows and the Yuan Line of Credit, ASAP believes it will have sufficient cash resources to grow its business and pay the liabilities and meet the obligations with respect to its operations through at least September 2006.

As a further condition of the Investment, C-ME and ASAP entered into the Transfer Agreement effective

May 31, 2005, whereby all of the assets of C-ME were transferred to ASAP and all liabilities, obligations and contracts of C-ME (known and unknown, fixed or contingent or otherwise) were assumed by ASAP ("Assumed Liabilities"). In exchange, C-ME received 8,626,480 shares of ASAP common stock. ASAP and Frank Yuan have agreed to indemnify and hold C-ME harmless from any loss, costs or damages incurred by C-ME with respect to the Assumed Liabilities ("Indemnity Claims").

Distribution
------------

On  August  25,  2005,  C-ME  distributed  8,626,480  shares  of ASAP to  C-ME's
shareholders   of  record  on  August  18,   2005  on  a  pro-rata   basis.

In connection with the filing of this Form 10-SB with the Securities and Exchange Commission (the "SEC"), the Distribution will be paid to U. S. Stock Transfer Corporation as depository agent for ASAP's shareholders. The ASAP shares will be held by the depository agent until such time as this Form 10-SB has become effective and all comments from the SEC have been cleared. At that time, the certificates representing ASAP shares will be disbursed by the depository agent to ASAP's shareholders. Following disbursement of the ASAP shares, ASAP intends to make available information that will allow a broker to file a Form 15c2-11 to post a quotation and obtain a trading symbol for the shares of ASAP on the OTC BB. The ASAP shares distributed as part of the Distribution will be freely tradable, subject to certain restrictions applicable to insiders and affiliates, once this Form 10-SB has become effective and all comments of the SEC have been cleared.

The distribution will be taxable to the Company's shareholders.

Investment
----------

The closing of the transactions contemplated by the SPA and the Investment will occur after the Distribution. Pursuant to the Investment, C-ME will issue 7,104,160 shares of common stock to KI Equity for $415,000. The proceeds of the Investment will be used to satisfy liabilities that were assumed by ASAP as part of the Transfer and any other liabilities of C-ME, which will be applied to all third party liabilities which existed at May 31, 2005 and any remaining funds being transferred to ASAP, less $50,000 which C-ME will hold in reserve for a period of six months following the closing of the SPA to satisfy any Indemnity Claims.

Accounting Treatment
--------------------

The Company accounted for the Reorganization as a reverse spinoff in accordance with the Emerging Issues Task Force Issue No. ("EITF") 02-11, "ACCOUNTING FOR REVERSE SPINOFFS." In a reverse spinoff, the legal spinnee (ASAP) is treated as though it were the spinnor for accounting purposes. Reverse spinoff accounting is appropriate as the treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financials statements. Under this treatment, the historical financial statements of the Company will be the historical financial statements of ASAP. In making its determination, the Company considered the following indicators, among others:

      o the accounting spinnor (legal spinnee, ASAP) is larger than the accounting spinnee (legal spinnor, C-ME);

      o the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor);

      o the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity; and

      o     the accounting spinnor (legal spinnee) retains senior management.

OVERVIEW OF ASAP SHOW SERVICES

TRADE SHOWS

ASAP GLOBAL SOURCING SHOW - a trade show for U.S. buyers to meet hundreds of overseas ready-made garment manufacturers - is held twice a year in Las Vegas. The 8th edition ASAP Global Sourcing Show held from August 29 to 31, 2005 had approximately 300 full package factories from 35 countries exhibiting.

ASAP BUYING TRIP - The first ASAP China Buying Trip was arranged by the Company to take more than 80 United States and European Union buyers, each with more than $5 million in purchasing power, to 4 production centers in China. This "reverse trade-show" event was overwhelmingly supported by the U.S Cotton Council, American Apparel and Footwear Association, America Apparel Production Network, and many other leading corporations and associations active in the apparel industry. The first buying tour of its kind designed for United States and European Union buyers prepared to place production orders, license their brands, understand China's distribution channels, find joint ventures possibilities and relocate United States textile plants to China. Participation from the United States and European Union included such prominent names such as Fruit of the Loom, Warnaco, Salvatore Ferragamo and Marks & Spencer among others. The Company is planning a Buying Trip to Sri Lanka and Bangladesh in November 2005, an India and Thailand Buying Trip in March 2006 and the 2nd edition of China Buying Trip in May 2006.

MATERIAL WORLD is a textile, fabrics and accessories sourcing show held twice a year in Miami, Florida and New York. ASAP has entered into an exclusive agreement with Material World to represent it as its global marketing partner and will share 50% of the net profits associated with sales of booths by the Company.

THE INTERNET SOURCING NETWORK ("ISN")

The ISN is a private extranet that the Company builds and maintains for its U.S. retail users. ISN allows ASAP's retail users and overseas suppliers to conduct business using the web-based application. Overseas suppliers have direct access to U.S. retail buyers; push the stock lot information to buyer's computer and receive feedback on their immediate merchandise needs. Currently, the Company is focused on apparel stock lot (excess inventories) transactions.

GLOBAL FINANCIAL PLATFORM ("GFP")

Letters of credit have historically been the predominant means of payment for international trading. ASAP's patent pending GFP provides a framework for obtaining non-recourse financing of merchandise shipments to pre-approved buyers in the United States, without the need for letters of credit. Through ASAP's GFP, the CIT Group ("CIT"), the overseas bank and ASAP, each plays an integral role. First, CIT guarantees the credit worthiness of the U.S. buyers. Second, the overseas bank provides working capital financing and acts as the conduit for foreign manufacturers to receive payment. Consequently, U.S. buyers can purchase overseas merchandise just as they purchase domestic goods, with open terms and without the need to open letters of credit.

CIT paid ASAP 0.5% of the transaction value. CIT and Bank SinoPac have tested the GFP platform and model successfully. As of May 31, 2005, the Company did not have the financial resources to allocate to this project. However, management believes GFP could be a large revenue source in the future. CIT and the Company cancelled the factoring and commission agreement by mutual consent and released each other's responsibilities and liabilities under these agreements. ASAP management will enter into a similar factoring and commission agreement with CIT when ASAP has more resources ready to promote this GFP business.

LOGISTICS AND WAREHOUSING

The Company is intending to leverage the contacts from its trade show buyers and sellers to negotiate with FedEx, DHL, and many ocean carriers to gain a deep discount bulk rate. In turn, ASAP will keep a portion of the discount rate as its net profit.

ASAP  also  provides   logistics   and  warehouse   services  for  its  overseas
exhibitors/suppliers. This added value service provides for strong relationships with ASAP's exhibitors and attendees.

REVENUE MODEL

TRADE SHOWS

Trade show revenue is generated primarily from booth sales. There are many other ancillary revenues such as seminar fees, advertisements, tradeshow decoration material rentals, etc. Currently, management allocates all resources and manpower to develop the seven tradeshows per year mentioned above. Consequently, the Company's revenues are generated solely from trade shows.

The management budgets its tradeshow income for the year 2006 as follows:

-------------------------------------------------------------------------------------------------------
         Name of Show               Annual Gross Revenue         Production Cost        Gross Profit
-------------------------------------------------------------------------------------------------------
 Two ASAP Shows in Las Vegas            $1.2 million              $0.60 million         $0.60 million
      Three Buying Trips                $1.0 million              $0.25 million         $0.75 million
      Two Material World                $0.6 million              $0.20 million         $0.40 million
            Total                       $2.8 million              $1.05 million         $1.75 million
-------------------------------------------------------------------------------------------------------

THE INTERNET SOURCING NETWORK

The Company generates at least 10% of the net transaction revenue from selling overseas stock lots to the U.S. retailers. For the last three years, C-ME generated an average of $1 million dollars in gross transaction revenue. Management believes ASAP Show can increase its transaction sales if it provides additional resources to the segment; however, the Company is currently focused on the tradeshow business.

GLOBAL FINANCIAL PLATFORM

CIT paid the Company 0.5% of transaction value. CIT and Bank SinoPac have tested the GFP platform and model successively. CIT and C-ME have cancelled the Tri-Party Agreement as of September 15, 2005. ASAP Management feels it will be very easy to enter into the same agreement with CIT when there are enough resources provided and business volume increases for this type of business.

LOGISTICS AND WAREHOUSING

The Company's management anticipates it will generate revenue equal to 10% of the freight charges, if DHL, FedEx and ocean carriers are willing to offer the bulk discount rate of 25% to ASAP Show's exhibitors and attendees. ASAP Show's apparel exhibitors and attendees are the target clients for U.S. logistic companies.

The Company charges its overseas suppliers and exhibitors the same rate as a public warehouse charges for similar warehousing services.

EMPLOYEES

As of May 31, 2005, the Company employed 14 full-time employees and 1 part-time employee classified as follows: 3 full-time executive officers; 1 full-time administrative personnel; 10 full-time marketing personnel; and 1 part-time technical employee None of the employees are subject to a collective bargaining agreement, and the Company believes that relations with its employees are good.

COMPETITION

There are numerous fashion, apparel, textile and accessories/supplies trade shows in the U.S. each year. Some of these shows are well established and have been held for years.

The primary competitors of ASAP are as follows:

MAGIC - MAGIC, the Men's Apparel Guild in California was founded in 1933. Due to enormous growth, the show relocated from Los Angeles to Las Vegas in 1989. Today, MAGIC International is the world's largest and most widely recognized organizer of the fashion industry trade shows. MAGIC encompasses every facet of fashion. MAGIC announced its Sourcing Zone and Fabric@Magic show in 2003, which is the direct competition of ASAP Global Sourcing Show in Las Vegas.

IFFE at New York Javits Center - The longest established fabric and trim show in North America. IFFE concluded its last event in April 2005.

SOURCES trade show - Now in its third year, SOURCES has exhibitors that are non-US based manufacturers of gifts, home and decorative accessories, and handcrafted products who come to the U.S. to do business with wholesalers, importers, distributors, catalog and mail order, and direct volume purchasers.

Although the competitors detailed in the preceding paragraphs may offer similar services to ASAP Show, the Company believes that no other company has its range of services, approach to serving the industry or such an experienced management team with years of experience within the apparel industry. ASAP Show is focused on providing a complete merchandise sourcing solution by providing educational seminars, matchmaking sessions, dedicated country managers and other unique services that interlock each other and are focused on serving buyers' /exhibitors international sourcing and transaction needs.

RISK FACTORS
------------

The following risk factors include, among other things, cautionary statements with respect to certain forward-looking statements, including statements of certain risks and uncertainties that could cause actual results to vary materially from the future results referred to in such forward-looking statements.

WE ARE SUBJECT TO GOVERNMENT REGULATIONS.

Since ASAP's core business is related to international apparel trade, there are numerous U.S. and foreign government regulations and restrictions that impose a significant burden upon ASAP's international business, such as quota limitations for apparel entering the U.S., tariffs and U.S. Customs controls. The World Trade Organization's ("WTO") bilateral agreement between the U.S. and each overseas country has numerous limitations and conditions to be met. ASAP's buyers' or sellers' violation of the WTO conditions would have a material effect on ASAP's core business. Government regulations of the Internet are another barrier that ASAP faces. For example, wide use of the Internet is restricted in China and other countries where ASAP may seek to do business.

WE ARE AN EARLY-STAGE COMPANY WITH A LIMITED OPERATING HISTORY.

ASAP is an early-stage company. It is using an unproven business model and cannot guarantee that the business model is appropriate to the implementation of its business plan.

WE EXPECT TO DEPEND ON REVENUE FROM UNPROVEN ASAP TRADE SHOWS, INTERNET SOURCING NETWORK, GLOBAL FINANCIAL PLATFORM AND LOGISTICS AND WAREHOUSING.

ASAP expects to depend primarily on revenue from trade shows, ISN, GFP and Logistics and Warehousing. The trade shows have generated revenue in the past. However, there is no guarantee that the trade shows will continue to generate revenue or that revenue will meet management's expectations. The ISN, GFP and Logistics and Warehousing are in their development stages, therefore there is no significant revenue generated from these services.

WE HAVE A HISTORY OF OPERATING LOSSES.

C-ME had a history of operating losses. It has not been profitable since inception, and we do not expect ASAP to be profitable in the near future.

WE HAVE NOT PROVEN THE PROFIT POTENTIAL OF OUR BUSINESS MODEL.

Because the business model is unproven, the profit potential of ASAP is uncertain. If ASAP meets its revenue expectations, there is no guarantee that ASAP will be profitable or that costs will not continue to exceed revenue.

WE FACE INTENSE COMPETITION FROM MANY ENTITIES.

The trade show marketplace is highly competitive. Although ASAP believes it has several key advantages, the barrier to entry is not significant. We have identified and continue to identify numerous companies that are better funded, have more experience and more significant resources that have entered or are planning to enter the trade show business. Should these companies decide to enter our specific market, there is no guarantee that we will be able to compete with them effectively.

WE ARE DEPENDENT ON OUR FOREIGN ALLIANCES.

ASAP is dependent upon its ability to establish and maintain successful foreign alliances. If we are not able to establish and maintain such alliances, we will not be able to implement the business plan in its current configuration, which will affect both our revenue stream and profit potential. In addition, ASAP faces political sovereign risks of conducting international business including risks of changing economic conditions in the Pacific Rim, which may have a material adverse effect on our ability to provide global merchandise sourcing to our clients.

WE ARE DEPENDENT ON MARKET DEMAND FOR AN ACCEPTANCE OF OUR SERVICES.

Much of ASAP's success is dependent upon aggregating a critical mass of subscribing overseas manufacturers and trade show attendees and establishing and maintaining strong relationships with clients. If market demand and acceptance for our services is not in line with ASAP's expectations, it is likely that ASAP's revenue will not meet its expectations.

WE ARE DEPENDENT ON RELATIONSHIPS WITH KEY APPAREL RETAILERS / BUYERS, AND THE ABILITY TO CREATE MORE SUCH RELATIONSHIPS.

Our business model is retailer/buyer -centric. Successful implementation of it is predicated on our ability to create and nurture strong relationships with retailers/buyers. If we are unable to expand and maintain existing relationships, our revenue and profitably will not meet our expectations. Although ASAP believes it can create and maintain the necessary relationships, there is no guarantee that it will.

WE DEPEND ON THE RELIABILITY AND CONTINUITY OF OUR SERVICES.

As a member of the service industry, ASAP is dependent upon the continued reliability of its trade show, software and hardware. Although we have reliable systems in place, and have not had any problems providing quality service, there is no guarantee that ASAP will be able to continue to provide reliable services.

WE DEPEND UPON KEY MEMBERS OF MANAGEMENT.

The implementation of our business plan and our continued success relies on key members of the management team and sales, marketing, and finance personnel. There is no guarantee that these employees will continue to work for ASAP. In addition, there is no guarantee that ASAP will be able to replace these employees with personnel of similar caliber, should they not be able to work, or decide not to work for ASAP.

INTELLECTUAL PROPERTY

ASAP has one patent pending that pertains to business processes: Global Financial Platform. ASAP's GFP eliminates the need for letters of credit by allowing overseas suppliers to ship merchandise to pre-approved retailers/buyers in the United States. C-ME pioneered this process by establishing the first tri-party agreement with CIT and Bank SinoPac in Taiwan. In essence, it is the first workable international factoring mechanism. Overseas suppliers, U.S. retailers/buyers, international banks and CIT are linked to ASAP's GFP. Through this arrangement, each of the tri-party participants plays an integral role. First, CIT guarantees the credit worthiness of the U.S. retailers/buyers. Secondly, Bank SinoPac provides cash advances up to 80% and acts as the conduit for foreign suppliers to receive payment. Through ASAP's GFP, U.S. retailers/buyers can purchase overseas merchandise, just as they purchase domestic merchandise, with open terms and without the need to open letters of credit. Overseas suppliers ship merchandise to pre-approved retailers without payment risk and receive up to 80% cash advance when they ship the merchandise. CIT and C-Me have cancelled the agreement as of September 15, 2005. ASAP Management feels it will be able to enter into the same agreement with CIT when there are enough resources provided and as business volume increases for this type of business.


In addition, ASAP has trademarked the following trade names: ASAP Global Sourcing Show(TM), DEPS(TM); FOCASTING(TM); and Internet Sourcing Network(TM).

DIVIDENDS

C-ME has not paid dividends in prior years and the Company has no plans to pay dividends in the near future. The Company intends to reinvest its earnings in the continued development and operation of its business. Any payment of dividends would depend on the Company's pattern of growth, profitability, financial condition, and other factors, as the Board of Directors may deem relevant.

PENNY STOCK

The Company's securities are subject to the Securities and Exchange Commission's "penny stock" rules. The penny stock rules may affect the ability of owners of the Company's shares to sell them. There may be a limited market for penny stocks due to the regulatory burdens on broker-dealers. The market among dealers may not be active. The mark-ups or commissions charged by the broker-dealers might be greater than any profit an investor may make. Because of large spreads that market makers quote, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor.

The Company's securities are also subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investor" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following discussion of the plan of operation of the Company should be read in conjunction with the Company's audited financial statements and the related notes thereto-included elsewhere in this registration statement for the 11-month period ended May 31, 2005. Certain statements contained herein may constitute forward-looking statements, as discussed at the beginning of Part I of this registration statement. The Company's actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Effective for the fiscal year ended in 2005, C-ME changed its fiscal year end from June 30 to May 31. The following table presents comparative information for the eleven-months ended May 31, 2005 and 2004.

                                     5/31/05       5/31/04
                                   ----------    -----------
                                                 (Unaudited)

Revenues, net                      $1,793,155    $ 1,754,826
                                   ==========    ===========
Loss from operations               $ (463,063)   $  (532,628)
                                   ==========    ===========
Income taxes                       $      800    $       800
                                   ==========    ===========
Loss per share-basic and diluted   $    (0.54)   $     (1.44)
                                   ==========    ===========

11-MONTH PERIOD ENDED MAY 31, 2005 COMPARED TO YEAR ENDED JUNE 30, 2004

The following discussion sets forth information for the eleven months ended May 31, 2005, compared with the twelve months ended June 30, 2004. This information has been derived in part from the audited consolidated financial statements of the Company contained elsewhere in this Form 10-SB.

PLAN OF OPERATION

REVENUES

Tradeshow Revenue
-----------------

The ASAP Show segment derives revenue principally from the sale of exhibit space and conference attendance fees generated at its events. In 2004, approximately 95% of our trade show and conference revenue was from the sale of exhibit space. Events are generally held on a semi-annual basis in Las Vegas, Nevada. At many of our trade shows, a portion of exhibit space is reserved and partial payment is received as much as 90 days in advance. The sale of exhibit space is generally impacted by the on-going quality and quantity of attendance, venue selection and availability, industry life cycle and general market conditions. Revenue and related direct event expenses are recognized in the month in which the event is held. Cash that is collected in advance of an event is recorded on our balance sheet as deferred revenue.

Our business is seasonal, with revenue typically reaching its highest levels during the first and third quarters of each fiscal year, largely due to the timing of the ASAP trade shows. In 2004, approximately 64% of our tradeshow revenue was generated during the first quarter (August show) and approximately 36% (February show) during the third quarter. Because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.

LIQUIDITY AND CAPITAL RESOURCES

With the net revenue from transaction sales, the trade show income and continuing support from its major shareholder to provide a revolving line-of-credit, management believes the Company will have enough net working capital to sustain its business for at least another 12 months.

The Company has a revolving line-of-credit (the "Line") from Frank and Vicky Yuan, the Company's CEO and a significant shareholder, which expires on September 1, 2006 and provides for borrowings up to a maximum of $800,000. The Line carries an interest rate of 8.0% per annum.

The forecast of the period of time through which the Company's financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties. The Company's actual funding requirements may differ materially as a result of a number of factors, including unknown expenses associated with the cost of continuing to implement the Company's international electronic trading business and ASAP Show expansion.

The Company has no commitments to make capital expenditures for the fiscal year ending May 31, 2006.

The Company does not expect any significant change in the number of employees.

The Company does not have any off-balance sheet arrangements.

Over the next two to five years, the Company plans to utilize a combination of internally generated funds from operations and potential debt and equity financing to fund its long-term growth.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the our consolidated financial statements and the accompanying notes. The amounts of assets and liabilities reported on our balance sheet and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, stock based compensation and the valuation of deferred taxes. Actual results could differ from these estimates. The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of the financial statements:

Revenue Recognition
-------------------

Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "REVENUE RECOGNITION," outlines the basic criteria that must be met to recognize revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. SAB 101 was amended and replaced by SAB 104. Management believes that the Company's revenue recognition policy conforms to SAB 104.

Net revenues include amounts earned under product transaction sales, buying trips, subscriptions and trade show fees. Product transaction revenues are recorded in accordance with Emerging Issuess Task Force ("EITF") Issue No. 99-19 "REPORTING REVENUE GROSS AS A PRINCIPAL VERSUS NET AS AN AGENt." The Company recognizes net revenues from product transaction sales when title to the product passes to the customer, net of factoring fees. For all product transactions with its customers, the Company acts as a principal, takes title to all products sold upon shipment, and bears inventory risk for return products that the Company is not able to return to the supplier, although these risks are mitigated through arrangements with factories, shippers and suppliers. Due to the Company not bearing credit risk on all transactions, the Company records a portion of their revenue on a net basis. However, for financial reporting purposes the Company presents the details of gross transaction sales and related costs of sales in the accompanying consolidated statements of operations for all net transactions. The Company recognizes revenue from the ASAP Global Sourcing shows, which generates revenue through exhibitor booth sales, corporate sponsorship and advertising. The buying trip generates revenue through the participating buyers paying the Company. Company officials guide clients through various foreign countries in Asia to meet its local apparel manufacturers and share a portion of exhibition net revenues and revenue is recognized ratably over the duration of the buying trip. The Company also receives commissions for booths sold for the Material World shows foreign exhibitors net exhibitors fees income. Trade show and conference revenue is recognized in the accounting period in which the event is conducted. The Company also recognizes revenue from monthly subscription fees. Subscriber fees represent revenue generated through one-time, non-refundable setup fees and monthly hosting fees. Subscription and subscriber fees are recognized as revenue after the services have been provided.

Deferred Tax Asset Valuation
----------------------------

The Company accounts for income taxes under Statement of Financial Accounting Standard ("SFAS") No. 109, "ACCOUNTING FOR INCOME Taxes." Under SFAS No. 109,
deferred  tax  assets  and   liabilities  are
recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Management provides a valuation allowance for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

Stock Based Compensation
------------------------

Financial Accounting Standards Board ("FASB") Interpretation No. 44 ("FIN 44"), "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, AN INTERPRETATION OF APB 25" clarifies the application of APB 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain provisions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of certain other provisions of FIN 44 prior to June 30, 2000 did not have a material effect on the financial statements.

Under Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," if fully adopted, changes the method of accounting for employee stock-based compensation plans to the fair value based method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant, stock volatility and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period. The adoption of the accounting methodology of SFAS 123 is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB 25; however, pro forma disclosures, as the Company adopted the cost recognition requirement under SFAS 123, are required to be presented.

SFAS 148, "ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, AN AMENDMENT OF FASB STATEMENT NO. 123," was issued in December 2002 and is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)") to provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transaction be recognized in financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces SFAS No.123, and supersedes APB 25. SFAS No.123, as originally issued in 1995, established a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim period for the fiscal year ending May 31, 2007. The Company is in the process of evaluating whether the adoption of SFAS 123(R) will have a significant impact on the Company's overall results of operations or financial position.

In  December  2004,  the FASB issued SFAS No.  153,  "EXCHANGES  OF  NONMONETARY
ASSETS, AN AMENDMENT OF APB OPINION NO. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS." APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for the exchanges of nonmonetary assets that do not have commercial substance, that is, if the future cash flows of the entity are not expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We anticipate that SFAS No. 153 will not have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY." SFAS No. 150 established standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all manditorily redeemable non-controlling interest in (and issued by) limited-life consolidated subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of manditorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003, that are outside the scope of FSP 150-3: and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

The Company continues to assess the effects of recently issued accounting standards. The impact of all recently adopted and issued accounting standards has been disclosed in the footnotes to the Company's audited financial statements, note 1.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company leases its corporate headquarters located at 4349 Baldwin Avenue, Suite A, El Monte, California 91731. Its telephone number is (626) 636-2530. ASAP entered into a new lease effective June 28, 2005, which expires on June 30, 2007. ASAP currently leases approximately 7,000 square feet at an average monthly rent of approximately $4,990.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of August 25, 2005 certain information known to the Company regarding the beneficial ownership of the Company's common stock which, following the Distribution, will reflect shares of the Company for (i) each executive officer or director of the Company who beneficially owns shares; (ii) each shareholder known to the Company to beneficially own five percent or more of the outstanding shares of its common stock; and (iii) all executive officers and directors as a group. The Company believes that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. The individuals listed in the table are accessible at the following address: 4349 Baldwin Ave., Unit A, El Monte, California 91731.

PRINCIPAL STOCKHOLDERS
-------------------------------------------------------------------------------------------
                                              Amount and Nature of     Percentage of common
                   Name                         Beneficial Owner        shares outstanding
-------------------------------------------------------------------------------------------
   (i) Directors and Executive Officers
     FRANK S. YUAN - CEO AND CHAIRMAN               2,901,311                 33.63%
        JAMES VANDEBERG, DIRECTOR                      85,000                  0.99%
        DEBORAH SHAMALEY, DIRECTOR                    427,508                  4.96%
          CHARLES RICE, DIRECTOR                      190,001                  2.20%
         LUZ JIMENEZ - CONTROLLER                      66,003                  0.77%
(ii) All directors and officers as a group          3,669,823                 42.54%
-------------------------------------------------------------------------------------------

CHANGE IN CONTROL

The Company is not aware of any arrangement that would upset the control mechanisms currently in place. Although it is conceivable that a third party could attempt a hostile takeover of the Company, the Company has not received notice of any such effort.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Each of the following persons, who were directors of C-ME, are the directors of ASAP to serve until the next Annual Meeting of ASAP's stockholders and until their successors shall be elected and qualify.

          NAME OF DIRECTOR       AGE      POSITIONS HELD WITH COMPANY
          ----------------       ---      ---------------------------
          Charles Rice           62       Director since 2005

          Deborah Shamaley       46       Director since 2005

          James Vandeberg        61       Director since 2005

          Frank S. Yuan          56       Chairman of the Board since 2005
                                          Chief Executive Officer since 2005

         There are no family relationships among any of the directors and executive officers.

         The following sets forth certain biographical information concerning each director:

CHARLES RICE. Charles Rice, Senior International and Domestic buyer, is retired from Sears Roebuck and Montgomery Ward. His 30 plus years of buying experience, reputation, contacts and product sourcing knowledge bring the Company tremendous benefits and a head start in the retail industry. Mr. Rice holds a B.S. degree in business and economics from the University of Delaware. Mr. Rice was a director of C-ME since 1996.

DEBORAH SHAMALEY. Deborah Shamaley, a chain store and apparel-jobbing entrepreneur, has 20 years of retail and wholesale apparel experience. Mrs. Shamaley co-founded The Apparel Group ("TAG"). TAG imported and sold women's apparel wholesale to more than 1,800 retailers including Nordstrom's, J.C. Penney's, Sears, and Burlington Coat Factory. TAG also owned and operated a 23 apparel store-chain under the name $11.99 Puff. Ms. Shamaley sold the company in 1996. Currently, Mrs. Shamaley is a franchise partner of a full service Italian restaurant chain called "Johnny Carino's Country Italian," for 25 locations. Mrs. Shamaley has also been involved in Shamaley Ford car dealership, one of the largest in El Paso, Texas since 1995. Ms. Shamaley was a director of C-ME since 1996.

JAMES VANDEBERG. James Vandeberg has been an attorney in private practice specializing in corporate finance for the past 11 years. He brings more than 20 years of Corporate Counsel and Secretary experience to the Company. He has significant experience advising both internet and retail companies on securities, financings, mergers and acquisitions, and general corporate matters, including IPO's, SEC compliance, and investor relations' issues. His retail experience includes 14 years as Corporate Counsel and Secretary at the former Carter Hawley Hale Stores, a holding company for the multi-billion dollar department and specialty retail stores which operated under the names: The Broadway, Neiman Marcus, Contempo Casuals, Emporium, Weinstock's, Bergdorf Goodman, Holt Renfrew - Canada, Waldenbooks, John Wanamaker, Thalhimers, and Sunset House. In addition, Mr. Vandeberg serves on the board of directors for Information Highway.com, Inc. (OTC: BB IHWY), IAS Communications, Inc. (OTC: BB IASCA), and REGI US, Inc. (OTC: BB RGUS). He received his B.A. in accounting from the University of Washington and his J.D. from New York University. Mr. Vandeberg was a director of C-ME since 2001.

FRANK S. YUAN. Combining decades of experience in the apparel, banking, real estate, insurance and computer industries, Frank Yuan has developed and started multiple new ventures in his 30 plus years as an immigrant in the United States. Before the Company, Mr. Yuan founded multi-million dollars of business in men's apparel private label & wholesale company, a "Knights of Round Table" sportswear line, a "Uniform Code" sweater line, and men's clothing retail store chain. Mr. Yuan also founded UNI-Fortune, a real-estate development company, and co-founded United National Bank, Evertrust Bank, Western Cities Title Insurance Company and Serv-American National Title Insurance. Mr. Yuan received a B.A. degree in economics from Fu-Jen Catholic University in Taiwan and a M.B.A. degree from Utah State University. Mr. Yuan was a director of C-ME since 1996.

ITEM 6.  EXECUTIVE COMPENSATION.

The Company did not make any compensation payments to any executive officers during the 11-months ended May 31, 2005. The following table sets forth the compensation C-ME paid to each executive officer and all executive officers as a group, for the 11 months ended May 31, 2005. No other executive officers received more than $100,000 in the 11 months ended May 31, 2005. The Company does not currently have a long-term compensation plan and does not grant any long-term compensation to its executive officers or employees. The table does not reflect certain personal benefits, which in the aggregate are less than ten percent of the named executive officer's salary and bonus. No other compensation was granted for the period ended May 31, 2005.

SUMMARY COMPENSATION TABLE

                                                                   Long Term Compensation
                                                                   -----------------------------------------
                          Annual Compensation                      Awards                       Payouts
-------------------------------------------------------------------------------------------------------------------------
                                                                                  Securities
Name                                                  Other        Restricted     Underlying
and                                                   Annual       Stock          Options/      LTIP         All Other
Principal                                             Compensation Award(s)       SARs (#) (1)  Payouts ($)  Compensation
Position         Year     Salary ($)     Bonus ($)    ($)          ($)                                       ($)
-------------------------------------------------------------------------------------------------------------------------
Yuan, Frank      2005     $137,500         N/A          $0         $42,943(2)        N/A         N/A             $0
(CEO)            2004     $150,000         N/A          $0             N/A         185,000       N/A             $0
                 2003     $150,000         N/A          $0             N/A          5,000        N/A             $0
                 2002     $150,000         N/A          $0             N/A          5,000        N/A             $0
-------------------------------------------------------------------------------------------------------------------------

      (1) Consists of grants of stock options under C-ME's 1996, 1999, and 2001 Stock Option Plans. All the stock options were cancelled during fiscal 2005.

      (2)   Consists of value of stock bonus.

The Company has not made any grants of stock options.

COMPENSATION OF DIRECTORS

All outside directors are reimbursed for any reasonable expenses incurred in the course of fulfilling their duties as directors of the Company and do not receive any payroll.

C-Me had compensated its directors with stock options for their service as directors. Prior stock options granted and vested under C-ME's 1996, 1999 and 2001 Stock Option Plans were cancelled during fiscal 2005. The value of the Stock Bonus issued to the directors of C-ME effective May 31, 2005 approximated $93,000.

In order to provide incentive compensation for ASAP's employees and directors, ASAP intends to adopt a stock option plan for employees and members of the Board of Directors. There will be 2,000,000 shares of common stock of ASAP available for grant pursuant to such plan. There are no current plans for the issuance of stock options.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

ASAP has an $800,000 revolving line of credit from Frank Yuan, the Chairman and Chief Executive Officer of the Company (the "Yuan Line of Credit"). The Yuan Line of Credit bears interest at 8% per annum and expires on September 1, 2006.

ITEM 8.      DESCRIPTION OF SECURITIES.

The Company has 45,000,000 shares of common stock, par value $.001, authorized of which 8,626,480 are issued and outstanding. The holders of common stock do not have preemptive rights or cumulative voting rights. There are no provisions in the Articles of Incorporation or bylaws that would delay, defer or prevent a change in control.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         There is no public trading market for the Company's common stock. There are 201 shareholders of record of Company common stock who will receive shares of common stock of the Company in the Distribution. The Company does not have a stock option plan.

ITEM 2. LEGAL PROCEEDINGS.

None

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

8,626,480 shares of Company common stock were issued to shareholders of C-ME as part of the reorganization of C-ME and were part of the Distribution. This issuance was exempt from registration under Section 4 (2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation of the Company provide for indemnification of directors.

PART F/S

                                 ASAP SHOW, INC.

Reports of Independent Registered Public Accounting Firms              F-1 - F-2

Financial Statements:

Balance Sheet as of May 31, 2005                                         F-3

Statements of Operations for the eleven-month
period ended May 31, 2005 and the year ended June 30, 2004               F-4

Statements of Shareholders' Deficit for the eleven-month period ended
May 31, 2005 and the year ended June 30, 2004                            F-5

Statements of Cash Flows for the eleven-month period ended
May 31, 2005 and the year ended June 30, 2004                            F-6

NOTES TO FINANCIAL STATEMENTS                                            F-7

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------

TO THE BOARD OF DIRECTORS
ASAP SHOW, INC.

We have  audited  the  accompanying  balance  sheet  of  ASAP  SHOW,  INC.  (the
"Company") as of May 31, 2005, and the related statements of operations, shareholders' deficit, and cash flows for the eleven-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASAP SHOW, INC. as of May 31, 2005, and the results of its operations and its cash flows for the eleven-month period then ended in conformity with accounting principles generally accepted in the United States of America.

                        /S/ CORBIN & COMPANY, LLP
                        IRVINE, CA
                        SEPTEMBER 9, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ASAP Show, Inc.

We have audited the accompanying statements of operations, shareholders' deficit and cash flows of ASAP Show, Inc., formerly operating as Cyber Merchants Exchange, Inc. (the "Company"), for the year ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of ASAP Show, Inc. for the year ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

In connection with the reorganization of Cyber Merchants Exchange, Inc. ("Cyber") and the reverse spin-off accounting described in Note 2, the effect of the difference between the par value of the Company's common stock (see Note 1) and Cyber's no-par common stock has been retroactively reflected as of June 30, 2003 in the accompanying statements of shareholders' deficit. Such adjustment did not have any effect on the June 30, 2003 or 2004 total shareholders' deficit previously reported by Cyber.

/s/ Squar, Milner, Reehl & Williamson, LLP

Newport Beach, California

September 3, 2004 (except for Notes 2 and 6, the "Change in Par Value" section of Note 1, and the fourth paragraph of this report, as to which the date is August 25, 2005)

                                 ASAP Show, Inc.
                                  BALANCE SHEET
                                  MAY 31, 2005

ASSETS

Current assets:
   Cash                                                            $     69,866
   Accounts receivable                                                  100,893
   Prepaid expenses                                                      64,754
                                                                   ------------
Total current assets                                                    235,513
   Other assets                                                          11,368
                                                                   ------------

Total assets                                                       $    246,881
                                                                   ============

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
   Accounts payable and accrued expenses                           $    421,480
   Deferred revenue                                                     186,993
   Loan payable                                                         100,000
   Line-of-credit and interest payable to shareholder                   407,623
                                                                   ------------
   Total current liabilities                                          1,116,096
                                                                   ------------

Commitments and contingencies

Shareholders' deficit:
  Common stock, $0.001 par value; 45,000,000 shares
     authorized; 8,626,480 shares issued and outstanding                  8,626
   Additional paid-in capital                                        13,751,375
   Accumulated deficit                                              (14,629,216)
                                                                   ------------

Total shareholders' deficit                                            (869,215)
                                                                   ------------

Total liabilities and shareholders' deficit                        $    246,881
                                                                   ============

   The accompanying notes are an integral part of these financial statements.

                                 ASAP Show, Inc.
                            STATEMENTS OF OPERATIONS
          FOR THE ELEVEN-MONTH PERIOD ENDED MAY 31, 2005 AND YEAR ENDED
                                  JUNE 30, 2004

                                                      05/31/2005     06/30/2004
                                                     -----------    -----------
Revenues:
   Transaction apparel sales                         $   315,493    $ 1,352,601
   Cost of transaction sales                             247,186      1,244,400
                                                     -----------    -----------
   Net revenue from transaction sales                     68,307        108,201
   Tradeshow revenue                                   1,464,941      1,663,274
   Buying trip                                           259,907             --
                                                     -----------    -----------

Net revenue                                            1,793,155      1,771,475
                                                     -----------    -----------
Operating expenses:
   General and administrative                          1,512,972      1,547,351
   Payroll and related benefits                          609,693        759,665
   Stock-based compensation                              133,553          6,600
   Depreciation and amortization                              --          6,902
                                                     -----------    -----------
Total operating expenses                               2,256,218      2,320,518
                                                     -----------    -----------
Loss from operations                                    (463,063)      (549,043)
                                                     -----------    -----------
Other expense (income):
   Equity in net losses in investments in
      overseas joint ventures                                 --          9,341
   Impairment write-down on investments in
       overseas joint ventures                                --        720,460
   Interest expense (income), net                         14,205         (9,081)
                                                     -----------    -----------
Total other expense                                       14,205        720,720
                                                     -----------    -----------
Loss before income taxes                                (477,268)    (1,269,763)

Income taxes                                                 800            800
                                                     -----------    -----------
Net loss                                             $  (478,068)   $(1,270,563)
                                                     ===========    ===========
Basic and diluted net loss available to common
   shareholders per share                            $     (0.06)   $     (0.17)
                                                     ===========    ===========
Weighted-average number of common shares
   outstanding  basic and diluted                      7,602,220      7,599,153
                                                     ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                                 ASAP Show, Inc.
                       STATEMENTS OF SHAREHOLDERS' DEFICIT
             FOR THE ELEVEN-MONTH PERIOD ENDED MAY 31, 2005 AND YEAR
                              ENDED JUNE 30, 2004

                               Common Stock                    Additional                       Total
                               ---------------------------     Paid-In         Accumulated      Shareholders'
                               Shares          Amount          Capital         Deficit          Deficit
                               ------------    ------------    ------------    ------------     ------------
     Balance, June 30, 2003       7,599,153    $      7,599      13,612,249    $(12,880,585)    $    739,263

   Stock-based compensation
        for warrants issued              --              --           6,600              --            6,600

                   Net loss              --              --              --      (1,270,563)      (1,270,563)
                               ------------    ------------    ------------    ------------     ------------

     Balance, June 30, 2004       7,599,153           7,599      13,618,849     (14,151,148)        (524,700)

Issuance of common stock as
               compensation       1,027,327           1,027         132,526              --          133,553

                   Net loss              --              --              --        (478,068)        (478,068)
                               ------------    ------------    ------------    ------------     ------------

      Balance, May 31, 2005       8,626,480    $      8,626    $ 13,751,375    $(14,629,216)    $   (869,215)
                               ============    ============    ============    ============     ============

   The accompanying notes are an integral part of these financial statements.

                                 ASAP Show, Inc.
                            STATEMENTS OF CASH FLOWS
             FOR THE ELEVEN-MONTH PERIOD ENDED MAY 31, 2005 AND YEAR
                               ENDED JUNE 30, 2004

                                                                    --------------------------
                                                                      05/31/05       06/30/04
                                                                    -----------    -----------
Cash flows from operating activities:
   Net loss                                                         $  (478,068)   $(1,270,563)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
      Depreciation and amortization                                          --          6,902
      Accrued interest                                                   12,623             --
      Equity in losses on investments in overseas joint ventures             --          9,342
      Impairment write-down on investment in overseas joint
         ventures                                                            --        720,460
      Compensation expense for warrants granted                              --          6,600
      Estimated fair value of common stock issued as compensation       133,553             --
      Changes in operating assets and liabilities:
          Accounts receivable                                           (84,831)        73,739
           Inventory                                                         --        189,364
           Prepaid expenses and other assets                             (6,333)       (32,049)
          Accounts payable and accrued expenses                         200,710        (52,357)
          Deferred revenue                                               22,248        (42,194)
                                                                    -----------    -----------
Net cash used in operating activities                                  (200,098)      (390,756)
                                                                    -----------    -----------
Cash flows from investing activities:
   Proceeds from maturity of certificates of deposit                         --        100,000
                                                                    -----------    -----------
Cash flows from financing activities:
   Proceeds from loan payable                                           100,000             --
   Proceeds from borrowings on line-of-credit from shareholder          495,000        252,000
   Repayments of borrowings on line-of-credit from shareholder         (352,000)            --
                                                                    -----------    -----------
Net cash provided by financing activities                               243,000        252,000
                                                                    -----------    -----------
Net increase (decrease) in cash                                          42,902        (38,756)
Cash, beginning of period                                                26,964         65,720
                                                                    -----------    -----------
Cash, end of period                                                 $    69,866    $    26,964
                                                                    ===========    ===========
Supplemental disclosure of cash flow information:
   Cash paid during the period:
     Interest                                                       $     3,196    $       528
                                                                    ===========    ===========
     Income taxes                                                   $       800    $       800
                                                                    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

ASAP Show, Inc. ("ASAP" or the "Company") was incorporated in December 2004 under the laws of the State of Nevada. As summarized below and described in Note 2, Cyber Merchants Exchange, Inc. ("C-ME"), the Company's former parent, entered into a Securities Purchase Agreement ("SPA") with KI Equity Partners II, LLC ("Keating"), which will result in a reorganization of the Company and C-ME. The Company will account for the reorganization as a reverse spin-off, accordingly, the accompanying financial statements include the historical results of C-ME.

C-ME was incorporated in July 1996 under the laws of the State of California. In July 1999, C-ME raised approximately $3.2 million through its IPO. On June 30, 2000, C-ME raised an additional $6.3 million in a private placement offering subscribed by 30 high net-worth Chinese investors. C-ME is currently listed on the OTCBB under the symbol CMXG, and is a fully reporting public company.

The Company's value to global suppliers and buyers in the manufacturing, wholesaling and retailing clothing business lies in its capabilities as an intermediary for the industry. The Company believes it has built a foundation to meet today's ever-changing international trading landscape.

The Apparel Sourcing Association Pavilion Trade Show ("ASAP Show") is a natural extension of the Company's core business on-line model. ASAP Show is a global apparel and textile sourcing show that brings leading manufacturers from around the world to one venue to meet, greet and sell to buyers. In the past eight years, C-ME has created a comprehensive base of manufacturers from around the world. Through its network, the Company believes that a significant number of international manufacturers will exhibit at the ASAP Show twice a year in Las Vegas, Nevada.

Effective for fiscal 2005, the Company changed its fiscal year end from June 30 to May 31. The following table presents information for the eleven month periods ended May 31, 2005 and 2004:

                          5/31/05          5/31/04
                         ----------     ------------
                                         (UNAUDITED)

Revenues, net            $1,793,155     $ 1,754,826
                         ==========     ===========
Loss from  operations    $ (463,063)    $  (532,628)
                         ==========     ===========
Income tax               $      800     $       800
                         ==========     ===========
Loss per share           $    (0.54)    $     (1.44)
                         ==========     ===========
REORGANIZATION

The shareholders have approved a reorganization of C-ME (the "Reorganization"), summarized as follows:

1. C-ME entered into an amended and restated Securities Purchase Agreement ("SPA") with KI Equity Partners II, LLC ("KI Equity") effective as of August 25, 2005;

2. C-ME issued a stock bonus to current directors and employees of 1,027,327 shares of the Company's common

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

stock,  on a  post-Reverse  Split  basis,  effective  May 31,  2005 (the  "Stock
Bonus");

3. C-ME transferred of all of the assets and liabilities (the "Transfer") to the Company effective May 31, 2005 pursuant to a Transfer and Assumption Agreement ("Transfer Agreement");

4. On August 25, 2005, C-ME distributed 8,626,480 shares of common stock of ASAP, representing all of the outstanding shares of ASAP, to C-ME's shareholders of record on August 18, 2005 on a pro rata basis (the "Distribution"); and

5. C-ME will issue 7,104,160 shares of common stock to KI Equity for $415,000 (the "Investment"), which will be used to satisfy liabilities that were assumed by the Company in connection with the Transfer.

See Note 2 for further details of the Reorganization

CHANGE IN PAR VALUE

In connection with the reorganization of the Company (see Note 2), the beginning balances presented in the accompanying statements of shareholders' deficit reflect a change in par value from those previously reported. Such changes reflect the par value of the Company's common stock. Accordingly, the Company reduced the previously reported common stock amount by $9,987,788 to $7,599 to properly reflect the par value and recorded a corresponding increase of additional paid in capital of $9,987,788 to $13,612,249.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Among the more significant estimates included in these financial statements are the estimated allowance for doubtful accounts, valuation of stock based compensation and the valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Company operates in a highly competitive trade show and high-technology environment that is subject to government regulation and rapid change. The Company's operations are subject to significant risk and uncertainties including financial, operational and other risks associated with the business, including the potential risk of business failure.

At August 31, 2005, the Company has an accumulated deficit of $14,629,216, negative working capital of $880,583 and a lack of profitable operational history. The Company hopes to continue to increase revenues from the continued growth of their ASAP Show. In the absence of significant increases in revenues, the Company intends to fund operations through additional debt and equity financing arrangements. The successful outcome of future activities cannot be determined at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management believes that the Company will require approximately $220,000 in cash to fund operations for the fiscal year ending May 31, 2006 based on approximately $200,000 cash used in operating activities for the fiscal year ended May 31, 2005. Management believes it can reduce cash needs for fiscal 2006 to $220,000 based upon expense reductions and increased revenue from tradeshows and buying trips. Management intends to fund the $220,000 with anticipated increased revenues from the buying trips and Material World, unused portions of the line-of-credit from shareholder, additional shareholder loans, third party loans, and unregistered sales of the Company's restricted common stock to investors. As discussed in Note 5, the Company had $295,000 available to borrow under the line-of-credit from shareholder as of September 15, 2005.

CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

Certain financial instruments, principally accounts receivable, potentially subject the Company to credit risks. The Company performs ongoing credit evaluations of its customers but does not require collateral. The Company maintains an allowance for doubtful receivables and sales returns based upon factors surrounding the credit risk of specific customers, historical trends and the Company's estimate of future product returns. As of the balance sheet date, no allowance is required nor provided against these receivables, which are deemed to be collectible in the normal course of business. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

There were no significant sales concentrations for fiscal 2005 or 2004 nor accounts receivable concentrations at May 31, 2005.

INVESTMENTS IN OVERSEAS JOINT VENTURES

Investments in overseas joint ventures were accounted for under the equity method (see Note 4). All such investment balances were fully impaired and written off during fiscal 2004.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of property and equipment was calculated on the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements were amortized over the shorter of the amortized useful lives or the lease term.

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in the statement of operations.

Property and equipment was fully depreciated at June 30, 2004.

REVENUE RECOGNITION

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition" which outlines the basic criteria that must be met to recognize revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. SAB 101 has been amended and replaced by SAB 104. Management believes the Company's revenue recognition policies conform to SAB 104.

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net revenues include amounts earned under transaction sales, trade shows, buying trips, Material World and subscription fees.

Transaction Sales
-----------------

Transaction revenues are recorded in accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19 "Reporting Revenue Gross as a Principal versus net as an Agent." The Company recognizes net revenues from product transaction sales when title to the product passes to the customer, net of factoring fees. For all product transactions with its customers, the Company acts as a principal, takes title to all products sold upon shipment, and bears inventory risk for return products that the Company is not able to return to the supplier, although these risks are mitigated through arrangements with factories, shippers and suppliers.

For financial reporting purposes, the Company presents the details of gross transaction sales and related costs of sales in the accompanying statements of operations.

Trade Shows
-----------

Trade shows generate revenue through exhibitor booths sales, corporate sponsorship, and advertising. Such revenue is typically collected in advance, deferred and then recognized at the time of the related trade show. The Company organizes two trade shows per year in February and August in Las Vegas.

Buying Trips
------------

Buying trips generate revenue through the participating buyers ("Buyers") paying for the Company's assistance during the travel through various foreign countries in Asia to meet local apparel manufacturers. The Company receives a portion of exhibition net revenues collected by the oversea government's trade promotion agencies located in the various cities which were visited by the Buyers (we do not share any losses, if any). Buying Trip's revenue is recognized ratably during the period in which the event is conducted. Management is planning to conduct buying trips to China in May and to Southeast Asia countries in November each year.

Material World
--------------

The Company shares Material World's foreign exhibitors' net exhibitors fees income which are derived through Company introduction (we do not share in losses, if any). Material World's net revenue is recognized in the accounting period in which the event is conducted. Material World conducts two trade shows per year, i.e. April and September.

Subscription Fees
-----------------

The Company also recognizes revenue from monthly subscription fees. Subscriber fees represent revenue generated through one-time, non-refundable setup fees and monthly hosting fees. Subscription and subscriber fees are recognized as revenue after the services have been provided. Subscription fees were insignificant for fiscal 2005 and 2004.

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not those assets will not be recovered.

STOCK-BASED COMPENSATION

At May 31, 2005, C-ME has cancelled each of its three stock-based employee compensation plans (see Note 2). During the fiscal periods ended May 31, 2005 and June 30, 2004, no stock option-based compensation expense was recognized in the accompanying statements of operations for options issued to employees below market value pursuant to APB No. 25. No other stock option-based employee compensation cost is reflected in the 2005 and 2004 consolidated statements of operations, as all other options granted in 2005 and 2004 under those plans had exercise prices equal to or greater than the market value of the underlying common stock on the dates of grant.

The following table illustrates the effect on net loss and loss per share if C-ME had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

                                               Eleven Month
                                               Period ended     Year ended
                                                 05/31/05        06/30/04
                                               -----------     -----------
Net loss, as reported                          $  (478,068)    $(1,270,563)
    Deduct: total stock-based employee
    compensation expense determined under
    fair value based method for all awards         (67,000)        (57,000)
                                               -----------     -----------
    Pro-forma net loss                         $  (545,068)    $(1,327,563)
                                               ===========     ===========
Basic and diluted net loss per share:

    As reported                                $     (0.06)    $     (0.17)
                                               ===========     ===========

    Pro-forma                                  $     (0.07)    $     (0.18)
                                               ===========     ===========
LOSS PER SHARE

Under SFAS No. 128, "Earnings per Share," basic loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive (totaling zero and 575,500 shares at May 31, 2005 and June 30, 2004,

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

respectively, based on the Treasury Stock method). Because the Company has incurred net losses, basic and diluted loss per share are the same as additional potential common shares would be anti-dilutive.

FAIR VALUE

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amounts of the Company's cash, accounts receivable, accounts payable, accrued expenses, deferred revenues, loan payable and the line-of-credit from shareholder approximate their fair values due to the short-term maturities of those financial instruments.

ADVERTISING

The Company expenses the cost of advertising when incurred as general and administrative expenses. Advertising expenses were approximately $154,900 and $79,000 for fiscal 2005 and 2004, respectively. The advertisement costs are primarily to promote ASAP Global Sourcing Show awareness and to attract buyers to attend the show.

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" dictates the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers (see Note 9).

ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS

EITF No. 00-2, "Accounting for Web Site Development Costs" states that for specific web site development costs, the accounting for such costs should be accounted for under Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Web site maintenance costs incurred and expensed under general and administrative expenses in the accompanying statements of operations were insignificant to the Company for the periods ended May 31, 2005 and June 30, 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)") to provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transaction be recognized in financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces SFAS No.123, and supercedes APB No. 25. SFAS No.123, as originally issued in 1995, established a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.
Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim period for the fiscal year ending May 31, 2007. The Company is in the process of evaluating whether the adoption of SFAS 123(R) will have a significant impact on the Company's overall results of operations or financial position.

In  December  2004,  the FASB issued SFAS No.  153,  "Exchanges  Of  Nonmonetary
Assets, An Amendment of APB Opinion No. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS." APB No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for the exchanges of nonmonetary assets that do not have commercial substance, that is, if the future cash flows of the entity are not expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We anticipate that SFAS No. 153 will not have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments With Characteristics of Both Liabilities and Equity." SFAS No. 150 established standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all manditorily redeemable non-controlling interest in (and issued by) limited-life subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of manditorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003, that are outside the scope of FSP 150-3: and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by Management to have a material impact on the Company's present or future financial statements.

NOTE 2 - REORGANIZATION

Securities Purchase Agreement
-----------------------------

On November 19, 2004 C-ME entered into the SPA with Keating Reverse Merger Fund, LLC ("KRM Fund") and Frank Yuan, the current Chairman of the Board and Chief Executive Officer of C-ME ("Yuan") providing for the investment by KRM Fund of $425,000 (the "Investment") in C-ME in exchange for 7,000,000 shares of C-ME's common stock. The SPA was amended and restated effective August 25, 2005 to, among other things, change the Investment to $415,000, change the number of shares to be purchased to 7,104,160, and substitute KI Equity for KRM Fund. The Investment by KI Equity will be used satisfy certain liabilities assumed by the Company with any remaining funds being used to provide the Company with working capital to grow its trade show business. The Reorganization will

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 2 - REORGANIZATION (CONTINUED)

allow the shareholders of C-ME to participate in the growth of the trade show business through the spin-off of the Company, which owns and operates the trade show business (see below). Following the Reorganization and spin off of the Company, C-ME will be majority owned by KI Equity and will seek a business combination with an operating company.

Stock Bonus
----------

C-ME issued 1,027,327 shares to certain key employees and directors effective May 31, 2005. The Stock Bonus was not subject to shareholder approval. The individuals receiving the Stock Bonus previously had stock options in C-ME, which were cancelled as part of the Stock Bonus and Reorganization. In addition, C-ME terminated all of its stock option plans, and all outstanding stock options were cancelled. In addition, the employees have not received any significant pay increases in recent years. Directors of C-ME have never been paid fees for services on the Board. The intent of the issuance of the Stock Bonus was to partially compensate these individuals for their significant contributions to C-ME since employees did not receive any significant pay increases in recent years and outside directors were never paid for services on the Board.

Asap Show, Inc.
---------------

C-ME formed ASAP on December 1, 2004 as a wholly owned subsidiary. The officers and directors of the Company are the same as the officers and directors of C-ME.

Since the Transfer, ASAP continued to focus on operating the trade show business previously operated by C-ME. The Investment contemplated as part of the Reorganization will be used to pay the liabilities of C-ME that were assumed by ASAP under the Transfer Agreement. ASAP will continue to operate its trade show twice a year in Las Vegas, four shows in China, and manage Material World Global Pavilion in Miami, FL and New York. As part of the Transfer Agreement, ASAP has assumed a revolving $800,000 line of credit from Frank Yuan and his wife (the "Yuan Line of Credit"). Frank Yuan and his wife consented to the assumption of the Yuan Line of Credit and released the Company from any and all liabilities thereunder. The Yuan Line of Credit has an outstanding balance as of August 31, 2005 of $554,179, including accrued interest of $9,179, bears interest at 8% per annum, and expires in September 2006. With the payment of liabilities with the Investment, the expected cash flow generated from the trade shows and the Yuan Line of Credit, ASAP believes it will have sufficient cash resources to grow its business and meet the liabilities and obligations with respect to its operations through at least September 30, 2006

As a further condition of the Investment, C-ME and ASAP entered into the Transfer Agreement effective May 31, 2005 whereby all of the assets of C-ME were transferred to ASAP and all liabilities, obligations and contracts of C-ME (known and unknown, fixed or contingent or otherwise) were assumed by ASAP ("Assumed Liabilities"). In exchange C-ME received 8,626,480 shares of ASAP common stock. ASAP and Frank Yuan have agreed to indemnify and hold C-ME harmless from any loss, costs or damages incurred by C-ME with respect to the Assumed Liabilities ("Indemnity Claims"). As a condition of the Investment, C-ME must have no liabilities, obligations, debts, contracts or agreements of any kind or nature.

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 2 - REORGANIZATION (CONTINUED)

Distribution
------------

On or about August 25, 2005, C-ME distributed the 8,626,480 shares of ASAP to the U.S. Stock Transfer Corporation as depository agent for ASAP's shareholders. The ASAP shares will be held by the depository agent until such time as this Form 10-SB has become effective.

At that time, the certificates representing ASAP shares will be disbursed by the depository agent to ASAP's shareholders. Following disbursement of the ASAP shares, ASAP intends to make available information that will allow a broker to file a Form 15c2-11 to post a quotation and obtain a trading symbol for the shares of ASAP on the OTC BB. The ASAP shares distributed as part of the Distribution will be freely tradable, subject to certain restrictions applicable to insiders and affiliates, once the Form 10-SB has become effective.

The distribution will be taxable to the shareholders.

Investment
----------

The closing of the transactions contemplated by the SPA and the Investment will occur after the Distribution. Pursuant to the Investment, C-ME will issue 7,104,160 shares of common stock to KI Equity for $415,000. The proceeds of the Investment will be used to satisfy liabilities that were assumed by ASAP as part of the Transfer and any other liabilities of C-ME, which will be applied to all third party liabilities which existed at May 31, 2005 and any remaining funds being transferred to ASAP, less $50,000 which C-ME will hold in reserve for a period of six months following the closing of the SPA to satisfy any Indemnity Claims.

Accounting Treatment
--------------------

The Company will account for the Reorganization as a reverse spinoff in accordance with the Emerging Issues Task Force Issue No. ("EITF") 02-11, "ACCOUNTING FOR REVERSE SPINOFFS." In a reverse spinoff, the legal spinnee
(ASAP) is treated as though it were the spinnor for accounting purposes. Reverse spinoff accounting is appropriate as the treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financials statements. Under this treatment, the historical financial statements of the Company will be the historical financial statements of ASAP. In making its determination, the Company considered the following indicators, among others:

o the accounting spinnor (legal spinnee, ASAP) is larger than the accounting spinnee (legal spinnor, C-ME);

o the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor);

o the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity; and

o     the accounting spinnor (legal spinnee) retains senior management.

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 3 - AGREEMENT WITH CIT

On October 19, 2000, C-ME and CIT Commercial Services ("CIT") entered into a factoring agreement. Under the agreement, C-ME sells and assigns to CIT certain accounts receivable, as defined, arising from transaction sales. CIT assumes the credit risk on a non-recourse basis on each account approved. For each sales transaction assigned to CIT for collection, CIT charges 1.5% of the assigned invoice value as their factoring fee. The amount of factoring fees incurred by C-ME during fiscal 2005 and 2004 were insignificant. CIT and C-ME cancelled the factoring and commission agreement by mutual consent and released each other's responsibilities and liabilities thereunder. ASAP management will enter a similar factoring and commission agreement with CIT when ASAP has more resources ready to promote this GFP business.

NOTE 4 - INVESTMENTS IN OVERSEAS JOINT VENTURES

On December 22, 1999, C-ME entered into an agreement to form a joint venture in Taiwan named C-ME Technology Co., Ltd. ("C-ME Taiwan") to facilitate the buying and selling activities between U.S.-based retailers and Taiwan-based exporters through C-ME 's web-based communication system. C-ME invested $300,000 (which was used to purchase software back from the Company, see below) for a 30% interest in February 2000 and accounts for this investment under the equity method. C-ME invested an additional $200,000 for an additional 10% interest in May 2001. For the year ended June 30, 2004, C-ME recognized an investment loss in the accompanying statements of operations from this joint venture of approximately $4,000, based on C-ME's equity ownership percentage.

On  March  25,  2000,   C-ME  entered  into  an  agreement   with  Good  Support
International Limited, a British

Virgin Islands Company, to form a joint venture named Global Purchasing Dotcom, Inc. ("GP.com"), a Washington corporation, which focused on implementing several targeted businesses in China's e-commerce market. C-ME invested $400,000 during the fiscal year ended June 30, 2000 (which was used to purchase software back from C-ME (see below)). During the fiscal year ended June 30, 2001, C-ME invested an additional $600,000 for a total interest of 50% and accounted for this investment under the equity method, as it has no ability to significantly influence the decisions of management. For the year ended June 30, 2004, C-ME recognized an investment loss in the accompanying statements of operations from this joint venture of $5,000, based on C-ME 's equity ownership percentage.

C-ME invested in the joint ventures with proceeds received from the sale of its Internet Sourcing Network ("ISN") software to the respective joint ventures. The revenue from the software sold was amortized over a 3-year straight-line amortization method and offset by negative goodwill. These two joint ventures had net losses since inception and were formed during the Internet boom with a business model to attract paid subscribers to join C-ME 's ISN services. Since C-ME 's core business model changed from attracting paid subscribers for its ISN services to organizing trade shows and transaction sales, it was determined by the management that the investment was permanently impaired and as a result, C-ME has written off such investments in full, totaling approximately $720,000 for the year ended June 30, 2004.

During fiscal years 2002 and 2003, C-ME entered into agreements with third parties to form joint ventures in Bangladesh, Korea, Hong Kong, Indonesia and Sri Lanka named C-ME Bangladesh, C-ME Korea, C-ME Hong Kong, C-ME Indonesia and C-ME Sri Lanka, respectively, in which all will use C-ME's proprietary web-based communication systems to facilitate the front end merchandise sourcing. C-ME is not required to invest money into the joint ventures. Per the joint venture agreements, C-ME is to provide its technology and all costs to operate the joint ventures are to be funded by the third party joint venture partners. Profits are first to be distributed to the joint venture partners until the joint venture partners are reimbursed for all costs paid by the third parties on behalf of the joint ventures, then all

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 4 - INVESTMENTS IN OVERSEAS JOINT VENTURES (CONTINUED)

profits will be allocated on a 50% basis to each partner. As of May 31 2005, the joint ventures are not operational. Certain of employees of the joint ventures are promoting the ASAP Show as independent contractors. The joint ventures have ceased operations with no further liability for C-ME.

As of and for the year ended June 30, 2004, the investment in respective joint ventures are summarized as follows:

                                   C-ME Taiwan      GP.com         Total
-------------------------------------------------------------------------
Net investment at July 1, 2003      $ 129,729     $ 600,072     $ 729,801

Equity in loss of joint ventures       (4,298)       (5,043)       (9,341)
Impairment  write-down  in joint
   ventures                          (125,431)     (595,029)     (720,460)
                                    ---------     ---------     ---------
Net investment at June 30, 2004     $      --     $      --     $      --
                                    =========     =========     =========

NOTE 5 - LINE-OF-CREDIT FROM STOCKHOLDER AND LOAN PAYABLE

In February 2005, the Company borrowed $100,000 for working capital purposes from a related party. The note was non-interest bearing and was paid in full in June 2005.

The Company has an unsecured revolving line-of-credit (the "Line") from Frank Yuan, the Company's Chief Executive Officer and a significant Company shareholder, and his spouse, Vicky Yuan, which expires in September 2006 and provides for borrowings up to a maximum of $800,000. The Line carries an interest rate of 8.0% per annum. The balance as of May 31, 2005 was $395,000, with accrued and unpaid interest of $12,623. The balance as of August 31, 2005 was $554,179, including accrued interest of $9,179.

NOTE 6 - INCOME TAXES

Income tax expense for the period ended May 31, 2005 and year ended June 30, 2004 differed from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to the loss before income taxes as a result of the following:

                                                     2005         2004
                                                  ---------   -----------
Computed "expected" tax benefit                   $(162,000)  $  (432,000)

Adjustment in income taxes resulting from:
    Tax attributes of C-ME not retained
    By the Company                                  162,800       432,800
                                                   ---------   -----------
                                                  $     800   $       800
                                                  =========   ===========

In connection with the Reorganization, the tax attributes associated with C-Me have not been retained by the Company. Therefore, the Company has no deferred tax assets or deferred tax liabilities. In addition, the Company has no tax operating loss carry forwards available to offset future income.

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 7 - SHAREHOLDERS' DEFICIT

Common Stock
------------

As described in Note 2, in May 2005, C-ME declared a Stock Bonus of 1,027,327 shares of common stock to certain key employees and directors of C-ME, which were valued at $133,553 (based on the estimated fair value of the common stock on the effective date of grant). The Stock Bonus was issued to the employees and directors on July 7, 2005, effective May 31, 2005.

Options
-------

C-ME has previously compensated its directors and employees with stock options for their services. In connection with the Reorganization (see Note 2), effective May 31, 2005, C-ME has cancelled all stock options by mutual agreement with the holders thereof and terminated all of its stock option plans. In order to provide incentive compensation for these directors and employees, following the Distribution, ASAP will adopt a new stock option plan, which will have 2,000,000 shares of common stock of ASAP available for grant

C-ME's 1996 Stock Option Plan (the "1996 Plan") provided for granting of stock options to employees and non-employee directors. C-ME had reserved 250,000 shares of common stock for issuance under the 1996 Plan. The terms and conditions of grants of stock options are determined by the Board of Directors. Generally, one-half of the granted options were exercisable after the employee's first year of employment. The remaining options were exercisable after the end of the employee's third year of employment. The options granted would have expired within three months after the termination of employment.

C-ME's 1999 stock option plan (the "1999 Plan") provided for granting of stock options to employees, officers, directors, and other entities who have made contributions to C-ME. C-ME had reserved 2,500,000 shares of common stock for issuance under the 1999 Plan. The Board of Directors determined the terms and conditions of granting stock options. Generally, the vesting period was two years, allocated as follows: the first 25% of options granted are exercisable after the first six months of employment, then 4.16% are vested each month thereafter until fully vested. The 1999 Plan provided for the useful life of the options granted to be 10 years starting from the date of grant. The options granted would have expired within three months after the termination of employment.

C-ME's 2001 stock option plan ("2001 Plan") provided for grants of stock options to employees, officers, director, and other entities who have made contributions to C-ME. C-ME had reserved 2,000,000 shares of common stock for issuance under the 2001 Plan. The Board of Directors determined the terms and conditions for granting stock options. Generally, the vesting period was two years, allocated as follows: the first 25% of options granted are exercisable after the first six months of employment, then 4.16% are vested each month thereafter until fully vested. The 2001 Plan provided for the useful life of the options granted to be 10 years starting from the date of grant. The options granted would have expired within three months after the termination of employment.

For the year ended June 30, 2004, C-ME, pursuant to the 1999 plan, granted options to purchase an aggregate of 290,000 shares of restricted common stock, at an exercise price of $0.20 per share (estimated to be in excess of the fair market value of C-ME 's common stock on the date of grant), to various employees of C-ME. The options would have vested through September 2005 and were exercisable through September 2013. In addition, C-ME, pursuant to the 2001 plan, granted options to purchase an aggregate 330,000 shares of restricted common stock, at exercise prices ranging from $0.20 to $0.51 per

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 7 - SHAREHOLDERS' DEFICIT (CONTINUED)

share (estimated to be the fair market value of C-ME's common stock on the dates of grant), to various employees of C-ME. The options would have vested through September 2005 and were exercisable through September 2013.

No compensation expense was recorded during fiscal 2005 and 2004 related to stock option activity.

A summary of changes in stock options during each period is presented below:

                                            Weighted Average
                        Stock Options        Exercise Price
                        ------------------------------------
Balance, July 1, 2003    1,581,885               $ 3.14
Options granted            620,000                 0.43
Options cancelled          (81,420)                1.60
                        ----------               ------

Balance, June 30, 2004   2,120,465                 2.35

Options granted                 --                   --
Options cancelled       (2,120,465)                2.35
                        ----------               ------

Balance, May 31, 2005           --                   --
                        ==========               ======

The fair value of the stock options granted during the year ended June 30, 2004 was approximately $57,000 as determined using the Black Scholes option-pricing model. The pricing assumptions used were as follows:

                                        YEAR ENDED
                                      JUNE 30, 2004
                                      -------------
Discount rate - bond yield rate            3.50%

Volatility                                  291%

Expected life                            3 years

Expected dividend yield                       --
                                      ==========

Warrants
-------

On May 25, 2000, C-ME entered into a joint marketing and cooperation agreement with Factory 2-U. As a part of the agreement, C-ME granted Factory 2-U a warrant that allowed Factory 2-U to purchase up to 10% of the issued and outstanding shares of C-ME's common stock immediately after its June 2000 private placement at the same price at which the shares were sold in the private placement. The maximum shares Factory 2-U could purchase were 838,119 shares at $4.878 per share. In accordance with SFAS No. 123, C-ME recognized an expense of $684,738 in fiscal 2000 for the granting of this warrant. The warrant expired unexercised on May 25, 2005.

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 7 - SHAREHOLDERS' DEFICIT (CONTINUED)

In April 2003, C-ME issued a Private Placement Memorandum ("PPM") offering qualified investors 8% convertible preferred shares ("Shares") and warrants ("Warrants"), collectively the "Units", in exchange for a cash investment in C-ME for an aggregate of $1,250,000. C-ME offered 125 Units priced at $10,000 per Unit. Each Unit consists of 20,000 shares of preferred stock with an 8% annual dividend and 5,000 Warrants, to purchase common stock at $0.50 per share, immediately exercisable for a term of five years. This convertible stock offering did not have any commitments or investments as of May 31, 2005 and was closed effective May 31, 2005. C-ME entered into an agreement with C.K. Cooper & Company ("CKCC"), a NYSD member investment banker based in Irvine, California as its placement agent and financial consultant for the PPM. As of May 31, 2005, C-ME issued a total of 30,000 warrants exercisable at $0.28 and the related expense was not significant. The warrants were cancelled in April 2005.

The following represents a summary of warrants outstanding for the period ended May 31, 2005 and year ended June 30, 2004:

                                          Period Ended                        Year Ended
                                  ------------------------------------------------------------
                                            05/31/2005                        06/30/2004
                                  --------------------------         -------------------------
                                                   Weighted                           Weighted
                                                    Average                            Average
                                   Warrants          Price           Warrants           Price
                                  --------           ------          --------           ------
Outstanding, beginning of year     869,119           $ 4.81           869,119           $ 4.99
   Granted                              --               --            20,000           $ 0.28
   Exercised                            --               --                --               --
   Cancelled/Forfeited/Expired    (869,119)          $ 4.81           (20,000)          $ 8.00
                                  --------           ------          --------           ------
Outstanding, end of year                --           $   --           869,119           $ 4.81
                                  ========           ======          ========           ======
Exercisable, end of year                --           $   --           869,119           $ 4.81
                                  ========           ======          ========           ======

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating Lease
---------------

The Company leases office space under a non-cancelable operating lease agreement. The lease provides for monthly lease payments approximating $5,000 and expires in June 2007, as amended. Future minimum lease payments under non-cancelable operating leases as of May 31, 2005 approximate the following:

YEAR ENDING MAY 31,
-------------------
2006  $ 60,000
2007  $ 60,000
2008  $  5,000
      --------
      $125,000
      ========

Rent expense for the period ended May 31, 2005 and year ended June 30, 2004 was approximately $65,000 and $70,000, respectively.

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation
----------

The Company may be involved from time to time in various claims, lawsuits, disputes with third parties, actions involving allegations or discrimination or breach of contract actions incidental in the normal operations of the business. The Company is currently not involved in any such litigation which management believes could have a material adverse effect on its financial position or results of operations.

Indemnities and Guarantees
--------------------------

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Nevada. In connection with its facility leases, the Company has indemnified its lessor for certain claims arising from the use of the facilities. In connection with line of credit, the transfer agreement, stock purchase and other agreements, the Company has indemnified lenders, sellers, and various other parties for certain claims arising from the Company's breach of representations, warranties and other provisions contained in the agreements. The guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.

NOTE 9 - BUSINESS SEGMENTS

Reportable business segments for the period ended May 31, 2005 and year ended June 30, 2004 were as follows:

-------------------------------------------------------------------------------------
                                                              2005            2004
                                                          -----------     -----------
Net sales from operations:
          Transaction sales, net                          $    68,307     $   108,201
          ASAP Global Sourcing Show and Material World      1,464,941       1,663,274
          China Buying Trip                                   259,907              --
                                                          -----------     -----------
                                                          $ 1,793,155     $ 1,771,475
                                                          ===========     ===========
Income (loss) from operations:
          Transaction sales                               $  (263,194)    $  (155,733)
          ASAP Global Sourcing Show and Material World       (416,966)       (393,310)
          China Buying trip                                   217,097              --
                                                          -----------     -----------
                                                          $  (463,063)    $  (549,043)
                                                          ===========     ===========
Depreciation and amortization:
          Transaction sales                               $        --     $     6,902
          ASAP Global Sourcing Show and Material World             --              --
          China Buying trip                                        --
                                                          -----------     -----------
                                                          $        --     $     6,902
                                                          ===========     ===========

                                 ASAP Show, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2005

      NOTE 9 - BUSINESS SEGMENTS (CONTINUED)

Identifiable assets:
          Transaction sales                               $   115,061
          ASAP Global Sourcing Show and Material World        101,611
          China Buying trip                                    30,209
                                                          -----------
                                                          $   246,881
                                                          ===========

Net sales as reflected above consist of sales to unaffiliated customers only as there were no significant intersegment sales during the eleven month period ended May 31, 2005 and the year ended June 30, 2004. There were no significant capital expenditures during fiscal 2005 or 2004.

There was no significant concentration on net segment sales for the eleven months ended May 31, 2005 and year ended June 30, 2004.

ASAP Global Sourcing Show revenue relates exclusively to the Company's Las Vegas, Nevada trade shows.

PART III

ITEM 1. INDEX TO EXHIBITS.

         Exhibit 3.1  Articles of Incorporation
         Exhibit 3.2  Bylaws

ITEM 2. DESCRIPTION OF EXHIBITS.

         Exhibit 3.1 Articles of Incorporation of ASAP Show, Inc.
         Exhibit 3.2 Bylaws of ASAP Show, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized. ASAP Show, Inc.

                                                             /s/ Frank S. Yuan
                                                             -------------------
Date:    September 30, 2005                                  By: Frank S. Yuan
                                                             Chairman & CEO